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                                   EXHIBIT 13

                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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F. RICHARD MANSON                   )
                                    )
               Plaintiff,           )
     v.                             )
                                    )  C. A. No. 15167-NC
RICHARD A. AUHLL, JOHN F.           )
BLOKKER, HAROLD R. FRANK, PAUL      )
W. HARTLOFF, JR., RUDOLF R.         )
SCHULTE, and CIRCON CORPORATION,    )
                                    )
               Defendants.          )
                                    )
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                             CLASS ACTION COMPLAINT

     Plaintiff, by his attorneys, alleges upon information and belief, except with respect to his ownership of Circon Corporation ("Circon" or the "Company") common stock as follows:


                                     PARTIES

     1.   Plaintiff is the owner of common stock of Circon.

     2. Circon is a Delaware corporation with its principal offices at 6500 Hollister Avenue, Santa Barbara, California. Circon designs, manufactures and markets medical endoscope systems, electrosurgery systems and miniature color video systems for diagnosis and minimally invasive surgery applications. As of May 13, 1996, Circon had approximately 12.5 million shares of common stock outstanding held by approximately 1200 shareholders of record.

     3. Defendant Richard A. Auhll is President, Chief Executive Officer and Chairman of the Board of Directors of Circon. Defendant Auhll is deemed to be the beneficial owner of 12% of Circon

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common stock.

     4. Defendants John F. Blokker, Harold R. Frank, Paul W. Hartloff, Jr., and Rudolf R. Schulte are directors of Circon.

     5. Defendants Auhll, Blokker, Frank, Hartloff and Schulte are collectively referred to as the "Director Defendants".

                            CLASS ACTION ALLEGATIONS

     6. Plaintiff bring [sic] this action on his own behalf and as a class action on behalf of all shareholders of defendant Circon (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

     7. This action is properly maintainable as a class action for the following reasons:

          (a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable.
As of March 31, 1996, there were over 12 million shares of defendant Circon's common stock outstanding owned by approximately 1200 shareholders of record scattered throughout the United States.

          (b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, INTER ALIA, the following:

               i. Whether the Director Defendants have breached fiduciary duties owed by them to plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

               ii. Whether the Director Defendants have wrongfully failed to act in the best interests of Circon and its shareholders; and

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               iii.     Whether plaintiff and the other members of the Class
will be irreparably damaged by the wrongful conduct complained of herein.

     8. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     9. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate injunctive relief with respect to the Class as a whole.

     10. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications.

     11. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

     12. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.


                             SUBSTANTIVE ALLEGATIONS

     13. On August 1, 1996, Leon Hirsch, President and Chief Executive Officer of United States Surgical Corporation ("U.S. Surgical") advised defendant Auhll that U.S. Surgical was launching an unsolicited takeover bid for Circon at $18 a share for a total value of approximately $230 million (the "Offer"). The Offer, which commenced on August 2, 1996, is contingent upon the receipt of at least 67%

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of Circon's shares on a fully diluted basis and is scheduled to expire on
August 29, 1996. The $18 per share offer represented an 83% premium over the average closing price of Circon's stock during the last ten trading days prior to the August 2 announcement. At that time, one analyst, Piper Jaffray, reportedly valued Circon at about $15 a share, or $3 per share less than the current tender offer price.

     14. On or about August 15, 1996, the Circon board filed its Schedule 14D-9 in which it recommended that Circon's shareholders reject U.S. Surgical's offer and stated that Circon is not for sale. Circon also announced that the Circon board had adopted a shareholder rights plan pursuant to which shareholders of record on August 26 will receive a dividend distribution of preferred stock purchase rights which are exercisable if a person acquires 15% or more of Circon's common stock. The shareholder rights plan serves as a virtually insurmountable obstacle to any offer to acquire Circon, including the U.S. Surgical Offer.

     15. Notwithstanding U. S. Surgical's statements in its Offer to Purchase of its intention to seek to negotiate with Circon with respect to the acquisition of the Company, there is no indication in the Circon 14D-9 that any efforts were undertaken by Circon or its advisors to negotiate with Circon a higher price or even to discuss the Offer with U.S. Surgical.

     16. Further, the Circon 14D-9 omits material information concerning the board's decision to reject the offer. The 14D-9 states that Bear Stearns, the financial advisor retained by the Circon board to evaluate the Offer, opined that the consideration offered pursuant to the Offer is inadequate from a financial point of view. The 14D-9 also states that the Board determined that the Company's strategic plan offers the potential for greater long-term benefits for the shareholders. However, the 14D-9 fails to disclose the results of the analyses conducted by Bear Stearns in valuing Circon, including any ranges of values for the Company. The 14D-9 also does not disclose the projected long-term values of pursuing

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the Company's strategic plan, or any comparative analysis of the purported
"strategic plan" and the Offer. Thus, the Circon shareholders are not provided with the information necessary to compare the Offer with Bear Stearns valuation of the Company or the projected long-term value of the Company or to determine whether the Offer or the Board's "strategic plan" are in the best interests of the shareholders.

     17. The Director Defendants have breached and are breaching fiduciary duties owed to the public shareholders of Circon. The Director Defendants were and are obligated to act in the best interests of Circon and its shareholders, including due and proper consideration and exploration of all alternatives to maximize shareholder value such as BONA FIDE offers or proposals to acquire the Company or its assets, and whether such alternatives are in the best interests of the shareholders. The Director Defendants, however, apparently made no efforts to negotiate with U.S. Surgical concerning the Offer price or even to discuss the Offer with U.S. Surgical and thus, failed to adequately inform themselves concerning the Offer.

     18. Moreover, the Director Defendants breached their duty of candor by omitting material information from the 14D-9.

     19. The conduct of the Director Defendants is, and unless corrected, will continue to be, wrongful, unfair and harmful to Circon's public shareholders.

     20. In contemplating, planning and/or effecting the foregoing actions and inactions, the Director Defendants are not acting in good faith and with due care and loyalty toward plaintiff and the Class, and have breached, and are breaching, fiduciary duties to plaintiff and the Class.

     21. Because the Director Defendants (and those acting in concert with them) dominate and control the business and corporate affairs of Circon and because they are in possession of private corporate information concerning Circon's businesses and future prospects, there exists an imbalance and

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disparity of knowledge between the Director Defendants and U.S. Surgical and the public shareholders of Circon.

     22. As a result of the wrongful actions and inactions of the Director Defendants, plaintiff and the Class have been and will be damaged.

     23. Unless enjoined by this Court, the Director Defendants will continue to breach fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class.

     24.  Plaintiff has no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

          (a)  Declaring that this action may be maintained as a class action;

          (b) Enjoining preliminarily and permanently the Director Defendants duly to consider all alternatives to maximize shareholder value and to negotiate with respect to all BONA FIDE offers or proposals for the Company or its assets, and conduct a proper process, all in the best interests of Circon shareholders;

          (c) Enjoining the Director Defendants from the improper use of defensive measures, including the Circon shareholder rights plan;

          (d) Requiring the Director Defendants to supplement the 14D-9 by disseminating all material information including the information specified herein;

          (e) Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the wrongful conduct complained of herein, together with prejudgment and post-judgment interest;

          (f) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

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          (g)  Granting such other and further relief as may be just and proper.
Dated: August 15, 1996

                                        CHIMICLES, JACOBSEN  &  TIKELLIS


                                        /s/ James C. Strum
                                        ---------------------------------------
                                        Pamela S. Tikellis
                                        James C. Strum
                                        Robert J. Kriner, Jr.
                                        One Rodney Square
                                        P.O. Box 1035
                                        Wilmington, DE  19899
                                        (302) 656-2500

                                        Attorneys for Plaintiff

OF COUNSEL:

WOLF, HALDENSTEIN, ADLER, FREEMAN
     & HERZ LLP
270 Madison Avenue
New York, New York 10016
(212) 545-4600

LAW OFFICES OF CHARLES J. PIVEN
111 S. Calvert Street
Suite 2700
Baltimore, Maryland  21202
(410) 385-5251

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